RSA Security Inc.	Tel 781 515 5000
174 Middlesex Turnpike	Fax 781 515 5170
Bedford, MA 01730	www.rsasecurity.com

VIA EDGAR
May 19, 2006
Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
RE: Response of RSA Security Inc. (File No. 000-25120) to Securities and Exchange Commission review letter dated May 8, 2006

Dear Mr. Skinner,
In response to your letter dated May 8, 2006 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 of RSA Security Inc. (referred to in the responses below as “we” or “us”), we offer the following responses:
COMMENT 1:
We note that you separately address two types of multiple-element arrangements for which VSOE does not exist for all the undelivered elements. We further note that you may defer revenue until VSOE exists or all elements have been delivered or you may recognize such revenue ratably over a license term. Please describe to us the terms of these multiple-element arrangements for which VSOE does not exist and explain how your revenue recognition policies comply with paragraph 12 of SOP 97-2.
RESPONSE:
Multiple Element Arrangement Type 1 — Some of our sales transactions consist of a bundle of related products and services with bundled pricing. These arrangements typically consist of a term software license, hardware and post contract support (“PCS”) for the term of the license. For this class of transaction, we do not sell these elements separately, and therefore, are unable to allocate revenue among these elements and unable to establish that VSOE exists for any element. However, the hardware and software products are typically delivered together at the commencement of the transaction, and as the only undelivered element is PCS following delivery of the hardware and software, the entire arrangement fee is recognized ratably over the contractual PCS period. This treatment is consistent with paragraphs 12 and 58 of Statement of Position (“SOP”) 97-2, Software Revenue Recognition.
Multiple Element Arrangement Type 2 –We do not have VSOE over multi-element arrangements that contain undelivered software products, as VSOE does not exist for our software products. Therefore, we defer revenue for these types of arrangements until the point in time that the software element has been delivered, sufficient VSOE exists for the remaining undelivered elements (typically PCS or other services for which VSOE exists), and all other revenue recognition criteria have been met. This is consistent with paragraph 12 of SOP 97-2 and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.”
COMMENT 2:
We note that you have re-evaluated your volatility assumptions in light of the new accounting guidance under SFAS 123R and that the re-evaluation resulted in reduced compensation expense. Please tell us more about your decision to re-evaluate your assumptions and explain why you believe that it is appropriately reflected as a prospective change in estimate.
RESPONSE:
During 2005, in connection with the pending adoption of Statement of Financial Accounting Standards (“SFAS”) 123R, Share-Based Payment, we carefully considered the guidance in the new standard, particularly focusing on ensuring that the assumptions used in our pricing model were consistent with the requirements of the standard. Because of the significance of the potential charges for stock-based compensation to our financial statements, we obtained assistance from third party providers in assessing the reasonableness of our assumptions and we will continue to use such assistance in the future to ensure we modify our assumptions as appropriate.
Management considered the list of factors set forth in SFAS 123, Accounting for Stock-Based Compensation (paragraphs 284 and 285) and SFAS 123R (paragraphs A31 and A32) in our determination of appropriate volatility assumptions. The estimate of expected volatility is based on five years of historical implied volatility data. The informational content of the historical implied volatilities is similar to the informational content of our historical realized volatility. In addition, the historical implied volatilities contain additional information regarding how market participants have historically formed their expectations of our future volatility. We believe that implied volatility provides a better estimate than historic volatility in estimating expected volatility.
We selected a global independent registered public accounting firm to assist us in calculating and validating our data on expected volatility. This firm prepared a formal study on our expected volatility, which was subsequently reviewed by our management.

We used this analysis as the basis for valuing our grants during the fourth quarter of 2005 under SFAS 123 and will continue to use it in 2006 under SFAS 123R.
We believe this is appropriately reflected as a prospective change in estimate. A change in either the valuation technique or the method of determining appropriate assumptions used in a valuation technique is a change in accounting estimate for purposes of applying APB Opinion No. 20, Accounting Changes, and should be applied prospectively to new awards. Consistent with the guidance in APB 20, we disclosed the impact of this change in estimate.
COMMENT 3:
Please describe for us, in reasonable detail, the process used to identify and value the intangible assets acquired in the Cyota transaction. As part of your response, explain to us the reasons for allocating such a significant portion of the purchase price to goodwill.
RESPONSE:
We identified the intangible assets acquired in the Cyota transaction in accordance with the guidelines published in SFAS No. 141, Business Combinations. We reviewed the examples of intangible assets from those guidelines, as well as the definition of an intangible asset as contained in paragraph 39 of SFAS No. 141, which states:
An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability.
In order to assist us in our determination of the fair value of intangible assets acquired as part of the Cyota acquisition, we engaged the services of an independent third party firm, Duff & Phelps, LLC. We chose this firm because it is well established (in business since 1932) and has extensive expertise in valuation consulting. We estimated the total value for identified intangibles assets acquired as part of the Cyota acquisition to be $24.1 million based upon our analysis and advice from Duff & Phelps, LLC. As a result of our consideration of the guidance contained in SFAS No. 141 (particularly in paragraphs A10 through A28) and the study by Duff & Phelps, LLC, we identified five categories of intangible assets present in the Cyota acquisition: Core Technology, Completed Technology, Customer Relationships, Trade Names/Trademarks, and Non-Compete Agreements:

(dollars in millions)

	Estimated Fair Value as Determined
Intangible Asset	by Duff & Phelps

Core technology	$11.3
Completed technology	$5.1

Sub-Total Existing Technology		$16.4
Customer Relationships	$6.9

Sub-Total Customer Relationships		$6.9
Trade Names/Trademarks	$0.5
Non-compete/Non-solicitation Agreements	$0.3

Sub-Total Other		$0.8

GRAND TOTAL		$24.1

We considered, in conjunction with Duff & Phelps, the income, market and cost approaches to estimating the fair value of the intangible assets and determined that the income approach was most appropriate. The analysis was based upon projections prepared by management and used by management to reach a decision on the price of the acquisition, as well as data from sources of publicly available information available at the time of preparation.
The significant portion of the purchase price allocated to goodwill is in large part due to the early stage of operations at Cyota. The value of such an early stage business is driven by future expected cash flows that are not related to any specific intangible assets. We believe that the level of goodwill allocated from the purchase price is due to the synergistic and strategic benefits that we expected to realize from the acquisition. These benefits, though, were not considered in the valuations of the identified intangible assets. We believe that we, unlike other market participants, had unique opportunities to generate revenues and profits through (1) our ability to integrate the acquired technologies into our technology, thus offering our customers a more comprehensive technology solution and (2) our ability to expand the target company’s customer base through use of our sales channel. Management discussed these perspectives with our Board of Directors as the strategic rationale for the acquisition, and the quantification of these synergies was reflected in the financial projections that were used to support the purchase price we negotiated for the acquisition. In contrast, our valuations for identified intangible assets only reflected assumptions likely to be used by market participants. Purchase consideration related to synergistic or strategic benefits in excess of what may have been realized by market participants was not included in the valuation of intangible assets, consistent with the guidance of SFAS No. 142, Goodwill and Other Intangible Assets. As a result, such buyer-specific synergies are reflected as a component of residual goodwill.

COMMENT 4:
We note that management excluded the Cyota acquisition from their assessment of internal control over financial reporting. Please explain to us why your independent registered public accounting firm did not include a similar scope limitation within their audit report.
RESPONSE:
Our independent registered public accounting firm considered whether the inclusion or exclusion of Cyota from the scope of its work affected the form of its opinion, taking into account that the purchase accounting applied and significant intangible assets and goodwill were subject to our own pre-existing systems of internal controls over financial reporting (“ICFR”). We respectfully submit that the report of our independent registered public accounting firm included in Item 9A of our Annual Report on 10-K included a scope limitation relative to the internal controls over financial reporting at Cyota.
COMMENT 5:
We note that you have re-evaluated your volatility assumptions in light of the new accounting guidance under SFAS 123R and that the re-evaluation resulted in reduced compensation expense. Please tell us more about your decision to re-evaluate your assumptions and explain why you believe that it is appropriately reflected as a prospective change in estimate.
RESPONSE:
Please see our response to Comment 2 above.
COMMENT 6:
Based on the nature of the non-GAAP measures presented in your earnings release, we do not believe that the relatively short and generic narrative disclosure on page 3 are consistent with the guidance in Regulation G, Item 10(e) of Regulation S-K, Question 8 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures and Section G of SAB 107. For example, your disclosure does not explain why the measures allow investors to more accurately assess the ongoing nature of your core operations and does not define “core operations.” Further, you have not disclosed the material limitations associated with each measure or the manner in which management compensates for such limitations. Note that we believe that your multiple exclusions necessitate robust disclosures and that each adjustment to your GAAP results should be discussed. Please explain to us how you have complied with this guidance.

RESPONSE:
Our management evaluated the usefulness of the non-GAAP measures presented in our press release for the quarter ended March 31, 2006, which measures excluded from our net income and earnings per share stock-based compensation charges, restructuring charges relating to our restructuring of our engineering resources and amortization charges of intangible assets primarily associated with our recent acquisition of Cyota, Inc. We believe that these non-GAAP measures, when viewed in addition to and not in lieu of our reported GAAP results, assist investors in understanding our results of operations and evaluating our performance as compared to our results and performance in prior periods, because the prior comparative periods did not include stock option expense, the engineering restructuring charges or the amortization of intangible assets from our acquisition of Cyota. Further, as we begin to apply SFAS 123R, we believe it is useful for investors to understand how the expenses and other adjustments associated with the application of SFAS 123R are reflected in our income statements.
In addition, our management uses the non-GAAP measures to conduct and evaluate our business, and we believe that investors benefit from seeing our results “through the eyes of management.” We establish and manage our stock-based compensation programs, restructuring plans and acquisition strategy on a corporate-wide basis, and our business unit managers are not responsible for, and cannot control, the impact of the associated charges on their business units. Accordingly, our management excludes these charges internally when measuring the success of our various business units and product lines. Further, our incentive bonus program for employees, including executives, is based on corporate performance measures that exclude some or all of these charges, again because the costs are the result of corporate-wide decisions over which individual business unit managers and individual employees have limited or no control.
The primary limitations associated with our use of non-GAAP financial measures are that we are excluding charges such as stock-based compensation, amortization and restructuring charges that are true costs of the business and that these non-GAAP financial measures may not be directly comparable to the amounts reported by other companies. However, we believe that excluding these non-cash and/or non-recurring items allows our investors to better analyze our operations. In addition, we have observed that many of our competitors and other companies in our industry exclude similar items from their publicly disclosed results, and we believe that excluding the items from our own results may assist investors in comparing our performance to that of other companies. We compensate for these limitations by clearly stating both the non-GAAP measure and the comparable GAAP measure and explaining the components of the non-GAAP measure, as well as providing tabular reconciliations. We also clearly state in our press release that the non-GAAP information should be used in addition to, not in lieu of, GAAP results.
We recognize that the three explanatory paragraphs above may be useful to investors in understanding our non-GAAP financial measures and how they relate to our business. In the future, we will enhance our disclosure relating to non-GAAP financial measures by including in the press release containing the measures explanatory language that is substantially similar to the paragraphs above. Further, after reviewing our disclosure in light of the Commission’s comments, we believe that the word “core,” used to describe our non-GAAP results, may not enhance investors’ understanding of our results; therefore, in future press releases we will consider eliminating the word entirely.
Acknowledgements.
As requested in your letter, we acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing, and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this matter. Please do not hesitate to contact me with any questions at 781-515-5404.

Very truly yours,
/s/Arthur W. Coviello, Jr.
Arthur W. Coviello, Jr.
President and Chief Executive Officer

cc:	David Edgar, Staff Accountant
Mark Kronforst, Assistant Chief Accountant